UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pernix Therapeutics Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71426V108
(CUSIP Number)

Brandon R. Belanger 33219 Forest West Drive Magnolia, TX 77354 (832) 934-1825
(Name, address and telephone number of person authorized to receive notices and communications)

November 4, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71426V108	SCHEDULE 13D	Page 2 of 4 Pages

(1)	Names of Reporting Persons Brandon R. Belanger
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
(6)	Citizenship or Place of Organization United States
Number of Shares	(7)	Sole Voting Power 1,614,238 (see Item 5)
Beneficially	(8)	Shared Voting Power 0
Owned by Each	(9)	Sole Dispositive Power 1,614,238 (see Item 5)
Reporting Person with	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,614,238 (see Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
(13)	Percent of Class Represented by Amount in Row (11) 4.34%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1) Based on 37,164,476 shares of the Issuer’s common stock issued and outstanding as of November 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission (the “SEC”) for the quarter ended September 30, 2013.

CUSIP No. 71426V108	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed by the Reporting Person on March 19, 2010 (the “Initial Statement”) and amended by Amendment No. 1 to the Initial Statement, dated July 29, 2011 (“Amendment No.1” and, together with this Amendment No. 2, the “Schedule 13D”). Except as specifically amended by this Amendment No. 2, the Initial Statement remains in full force and effect.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 4.	Purpose of the Transaction.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated in their entirety and Item 5(e) is added as follows:

(a) As of the date hereof, the Reporting Person is the beneficial owner of 1,614,238 shares representing approximately 4.34% of the aggregate Common Stock outstanding, based on 37,164,476  shares of the Issuer’s Common Stock issued and outstanding as of November 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC for the quarter ended September 30, 2013.

(b) The responses of the Reporting Person to Rows (7) through (11) of the cover pages and Item 5 (a) of this Amendment No. 2 are incorporated herein by reference.

(c) The Reporting Person entered into a Rule 10b5-1 plan dated August 30, 2013 pursuant to which the Reporting Person would sell per trading day the greater of 6,500 shares or up to 10% of the total volume of shares traded for that day beginning September 3, 2013 and ending November 25, 2013 for up to 365,000 shares.  On November 4, 2013, the Reporting Person sold the maximum of 365,000 shares under such plan to reduce his beneficial ownership to 1,614,238 as reported in this Amendment No. 2.  As a result, the Reporting Person no longer owns five percent or more of the total outstanding common stock of the Issuer.

(e) The Reporting Person ceased to be the beneficial owner of five percent or more of the common stock of the Issuer on or around September 20, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

CUSIP No. 71426V108	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2014	/s/ Brandon R. Belanger
Date	Signature